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FUNDRISE

Anthropic reaches a $380 billion valuation as product launches reshape the AI landscape


ANTHROP\C

Anthropic, the Innovation Fund's largest holding, announced on February 12th that it had closed a $30 billion Series G investment funding round at a $380 billion post-money valuation. That's more than double the $183 billion valuation at which the company raised just five months ago and roughly 6x where it stood only 11 months ago.

GIC, Singapore's sovereign wealth fund, and Coatue Management led the round, with co-leads including D.E. Shaw Ventures, Dragoneer, Founders Fund, ICONIQ, and MGX. The investor list also features Sequoia Capital, Lightspeed Venture Partners, BlackRock, Blackstone, Goldman Sachs Alternatives, JPMorganChase, and a number of other top-tier institutional investors. Notably, the round includes a portion of previously announced investments from both Microsoft and Nvidia.

The scale of this raise, $30 billion in a single round, reflects the intensity of institutional demand for what has become, in our view, the leading enterprise AI company in the world.

Revenue growth that speaks for itself

The numbers behind this valuation are striking. Anthropic's revenue run rate has reached $14 billion, and **the company has now grown revenue more than 10x annually in each of the last three years**. To put that in perspective, it has been less than three years since Anthropic earned its first dollar in revenue.


Anthropic run-rate revenue growth
$15B
$12B
$9B
$6B
$3B
$0
$0
$100M+
$1B+
$14B
Jan 2023
Jan 2024
Jan 2025
Today
10X+
growth each of the past three years
$14B
run-rate revenue today

What stands out is the depth of the customer relationships. The company disclosed that more than 500 customers now spend over $1 million annually with Anthropic, up from roughly a dozen just two years ago. Customers spending more than $100,000 annually have grown 7x over the past year. Eight of the Fortune 10 are now Claude customers. And enterprise sales represent roughly 80% of the company's business.

We've seen this firsthand. Claude Code has become deeply embedded in how our own engineering team works, fundamentally changing how code gets written, reviewed, and shipped. When we talk about AI transforming how businesses operate, this isn't abstract for us. We use the product every day.

A February to remember

Anthropic entered February with a wave of product launches and market-moving events that, taken together, represent, what we believe to be, one of the most consequential stretches for any private company in recent memory.

- **Claude Code momentum:** Anthropic's AI coding tool continues to demonstrate remarkable traction. Claude Code's run-rate revenue has grown to more than $2.5 billion, more than doubling since the start of 2026. Weekly active users have also doubled since January 1. A recent analysis estimated that 4% of all GitHub public commits worldwide were being authored by Claude Code, double the share from just one month prior.
- **Opus 4.6**: On February 5, Anthropic released its most powerful model yet. Opus 4.6 leads industry benchmarks on agentic coding, financial analysis, legal reasoning, and complex knowledge work. The model can now power agents that manage entire categories of real-world work such as generating documents, spreadsheets, and presentations with professional-grade quality.
- **Sonnet 4.6**: Two weeks later, on February 17, Anthropic released an upgraded version of its most widely used model. Sonnet 4.6 brought Opus-level performance to a broader user base at lower cost, with major improvements in coding, computer use, and long-context reasoning. Developers with early access reported preferring it to Anthropic's prior flagship model from just a few months earlier.
- **Claude Cowork**: Perhaps the most market-shaking development was the broader release of Claude Cowork, Anthropic's knowledge worker tool. Initially launched in research preview in January with a set of customizable plugins, Cowork evolved into a full enterprise product on February 24 with new connectors to tools like Google Drive, Gmail, DocuSign, and FactSet, plus customizable plugins across domains including financial analysis, investment banking, legal, and human resources.


HEX

The "SaaSpocalypse" and what it signals

These product launches, particularly the legal automation plugin for Claude Cowork and the release of Opus 4.6, triggered one of the most dramatic selloffs in the software sector in years. A Goldman Sachs basket of U.S. software stocks fell 6% in a single day, the iShares Expanded Tech-Software Sector ETF saw its worst month since 2008. The media dubbed it the "SaaSpocalypse" as the Wall Street Journal reported, and it drove roughly a $1.6 trillion meltdown in software stocks.

The fear driving the selloff was straightforward: if AI companies like Anthropic can automate tasks that previously required entire categories of enterprise software licenses, what happens to the companies selling those licenses?

Whether or not those fears are fully justified remains to be seen. But there is a reason the market is reacting. When Goldman Sachs announces it has embedded Anthropic engineers for six months to build autonomous agents for accounting and compliance functions, and when Novo Nordisk reveals that Claude has compressed a 10-week clinical study report process down to 10 minutes, these are not theoretical use cases. They are tangible demonstrations of AI replacing existing workflows at major enterprises.

For our investors, this is exactly the kind of disruption we want to be on the right side of.

Building brand awareness at scale

Anthropic also made its debut on the national stage in February, airing its first-ever Super Bowl ads. The campaign, titled "A Time and a Place," centered on Anthropic's commitment to keeping Claude ad-free and positioned the product as a trusted space for thinking and productivity.

The results were immediate. Claude's daily app downloads jumped 32% in the days following the game, and daily active users rose 11%, pushing the app into the top 10 on the Apple App Store. For a company whose business is roughly 80% enterprise, the consumer-facing campaign served a strategic purpose: building the kind of broad-based brand recognition that makes it easier to sell into organizations where employees increasingly have a say in which tools get adopted.

What it means for the Innovation Fund

We first invested in Anthropic in December 2023, when the company was valued at approximately $25 billion. Since then, we have participated in multiple follow-on rounds as the company has scaled:

Date	Round	Valuation
December 2023	First investment	~$25 billion
February 2025	Series E	$61.5 billion
September 2025	Series F	$183 billion
February 2026	Series G	$380 billion

That represents an approximate increase of more than 15x from our initial entry point, driven not merely by investor enthusiasm, but by accelerating business fundamentals at every stage. The growth in revenue, enterprise customer count, and product breadth is, in our view, among the most impressive scaling stories in the recent history of technology.

We've said before that we believe AI represents a generational investment opportunity, and Anthropic's progress continues to validate that view. The company's unique combination of frontier research capabilities, safety-first approach, and enterprise-focused business model has, in our view, positioned it as the AI platform of choice for the world's most important institutions.

As always, we want to be clear that no investment is without risk: valuations in the AI sector remain relatively high, the competitive landscape is intense, and as we saw with the recent cancellation of Anthropic's Department of Defense contract, the political environment can shift quickly — though notably, Claude rose to the #1 spot on the App Store in the days that followed. The capital arms race to build AI infrastructure is real, and outcomes are far from guaranteed. We encourage our investors to approach these developments with the same healthy skepticism we apply internally.

That said, when we see a portfolio company growing revenue 10x annually, winning the trust of eight of the Fortune 10, and building products that are visibly reshaping how entire industries operate — we pay attention.

When we launched the Innovation Fund, we set out to give everyday investors access to the kinds of companies that have historically been reserved for institutions. Anthropic's trajectory, from a $25 billion company at the time of our first investment to $380 billion today, is a powerful example of that mission in action.

Learn more

There are no guarantees investment holdings of the Fundrise Innovation Fund (the "Fund") will be successful or perform similarly to the company featured.

Investing in the Fund is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.

Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain fund performance click here. The fund's most recent schedule of investments is available here.

Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.

The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company that is operated as a "tender offer fund".

The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete. The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.

The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.

Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

Your access to unrestricted pre-listing shares of Innovation Fund (VCX)

In advance of the Innovation Fund's expected public listing, we are planning to make a small allocation of "unrestricted pre-listing" shares available to investors on the Fundrise platform.

What are pre-IPO shares and how do they work?

Typically, when a company IPOs, most of its shares are subject to a lock-up period (just as we are doing with the Innovation Fund).

However, as part of the IPO roadshow process, the investment bank hired by the company will generally raise a small round of "pre-IPO" shares which are unrestricted and freely transferable as soon as the company starts trading.

Demand for these pre-IPO shares is frequently high, and access is often restricted to a short list of institutional investors and preferred clients of the bank. Very often, immediately upon listing, these pre-IPO shares which were bought at wholesale are then sold to the broader public.

How we're doing it differently

True to form, we are changing this process. Rather than providing pre-IPO (or in the case of the Innovation Fund, pre-listing) shares to a handful of institutional investors, we are instead offering them directly to the Fundrise community, including:

- Fundrise iPO shareholders who have long been backers of the company
- Innovation Fund investors who were early adopters and believers in the Fund, and
- Existing real estate funds on the platform without which Fundrise would not exist, nor would the opportunity to create the Innovation Fund have been possible in the first place.

By definition, the pre-listing shares make up a relatively small percentage of the overall Fund. And, we expect the level of demand to far exceed the supply. **To address this, we will be creating a limit on the number of pre-listing shares any one investor can purchase and enforce a maximum investment of $10,000.** The goal here being to create broad-based access and prevent the entire allocation being scooped up by a few large investors.

While the shares are by definition unrestricted and able to be traded on day 1, our belief is that the majority of Fundrise investors, like the Fund itself, are long-term holders more focused on achieving consistent strong performance vs. maximizing short term profits.

We expect to make these allocations available on a first-come, first-served basis in a series of different windows, and investors can expect to receive an email notification once their specific window is open for investment.

In the meantime, if you have any questions, please feel free to reach out to support@fundrise.com.

—

FAQs

How will I get my VCX shares?

We recognize that for most investors this will likely be the first time they've had an investment in a company (or fund) that was effectively "going public" or listing, and as a result the process of moving shares from the Fundrise platform to a brokerage account will be new.

To start, all of your Innovation Fund (VCX) shares will be available for viewing and management with the Fund's Transfer Agent Computershare. In the next few days, we will be sharing additional information on how to create an account with Computershare, login to that account, and take any actions related to your account.

Any *restricted* shares you hold of the Fund will be "view only" and will continue to be held at Computershare until the lock-up period ends.

Any *unrestricted* shares you hold of the Fund will be available and can be moved into a brokerage account of your choosing. Once the Fund is listed, you can hold or trade these shares like any other publicly listed stock.

What is the expected timeline (and what could delay it)?

We are aiming to list **as early as March 2026**, but there is a lot of work required to get there. Delays are still possible and could come from various regulatory and exchange processes, completing required filings and audits, and just general market conditions.

What are the biggest risks I should understand?

Key risks include:

- **Market risk:** VCX's market price may be volatile and can trade BOTH above and below NAV. (In our opinion, there likely will be some periods where it trades at a discount to NAV).
- **Private valuation risk:** private company valuations are highly subjective, can change materially for various reasons and may not move in an orderly manner.
- **Liquidity and sentiment risk:** market demand can rise or fall quickly affecting the price of shares.
- **Concentration risk:** outcomes may be influenced by a smaller number of large holdings.

Will the strategy change once the Fund is listed?

The short answer is no, our goal is to continue pursuing the same core strategy—owning a portfolio of the top high-growth private technology companies, with a concentrated focus on AI—while meeting the additional requirements of operating as a public, exchange-listed vehicle.

We're all in on the Innovation Fund*

As mentioned above, we are considering the potential for some of the other funds managed by Fundrise to invest into the Innovation Fund. The Fundrise Innovation Fund would not exist but for the Fundrise real estate platform and because we believe the Innovation Fund has strong potential return prospects, we feel it is both logical and fair that Fundrise customers who helped build that foundation for success be able to participate in it.

Ultimately, each fund will base its decision on what it deems best for its own investment strategy and overall liquidity management, but to be clear, if one of our other affiliated funds does invest in the Innovation Fund, we would not charge fees to it (so investors would not end up paying fees twice) and we would aim to keep the investment below a certain threshold to ensure that such investment would represent a relatively a small percentage of the Fund's total holdings.

Investing in shares of Fundrise Innovation Fund, LLC (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.

Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the fund. To obtain fund performance click here. The fund's most recent schedule of investments is available here.

Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.

The Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company that is currently operated as a "tender offer fund" but intends to list on the New York Stock Exchange.

The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete. The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.

The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.

Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.

**Certain affiliates of the Innovation Fund, including, but not limited to the Fundrise Real Estate Interval Fund (Flagship Fund) and Fundrise Income Fund may decide to purchase securities of the Innovation Fund. While such an investment by an affiliate fund would be made with a view towards long term appreciation, in the management of their liquidity and asset management (including liquidity that may be needed for repurchase offers, etc.), such entities may sell some or all of their investment into the market prior to the expiration of the lock-up.*

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

Pre-listing shares of the Innovation Fund are now available

In advance of the Innovation Fund's expected public listing, we are planning to make a small allocation of "unrestricted pre-listing" shares available to investors on the Fundrise platform.

What are pre-IPO shares and how do they work?

Typically, when a company IPOs, most of its shares are subject to a lock-up period (just as we are doing with the Innovation Fund).

However, as part of the IPO roadshow process, the investment bank hired by the company will generally raise a small round of "pre-IPO" shares which are unrestricted and freely transferable as soon as the company starts trading.

Demand for these pre-IPO shares is frequently high, and access is often restricted to a short list of institutional investors and preferred clients of the bank. Very often, immediately upon listing, these pre-IPO shares which were bought at wholesale are then sold to the broader public.

How we're doing it differently

True to form, we are changing this process. Rather than providing pre-IPO (or in the case of the Innovation Fund, pre-listing) shares to a handful of institutional investors, we are instead offering them directly to the Fundrise community, including:

- **You, our Fundrise iPO shareholders, who have long been backers of the company**
- Innovation Fund investors who were early adopters and believers in the Fund, and
- Existing real estate funds on the platform without which Fundrise would not exist, nor would the opportunity to create the Innovation Fund have been possible in the first place.

By definition, the pre-listing shares make up a relatively small percentage of the overall Fund. And, we expect the level of demand to far exceed the supply. **To address this, we will be creating a limit on the number of pre-listing shares any one investor can purchase and enforce a maximum investment of $10,000.** The goal here being to create broad-based access and prevent the entire allocation being scooped up by a few large investors.

While the shares are by definition unrestricted and able to be traded on day 1, our belief is that the majority of Fundrise investors, like the Fund itself, are long-term holders more focused on achieving consistent strong performance vs. maximizing short term profits.

Your investment window is open now

Pre-listing shares are being offered on a first-come, first-served basis. We expect this window to only be open for a limited amount of time, and the maximum amount you can invest is $10,000.

Invest now →

Note: Investments cannot be submitted from IRA accounts.

In the meantime, if you have any questions, please feel free to reach out to support@fundrise.com.

The Fundrise Team

——

FAQs

How will I get my VCX shares?

We recognize that for most investors this will likely be the first time they've had an investment in a company (or fund) that was effectively "going public" or listing, and as a result the process of moving shares from the Fundrise platform to a brokerage account will be new.

To start, all of your Innovation Fund (VCX) shares will be available for viewing and management with the Fund's Transfer Agent Computershare. In the next few days, we will be sharing additional information on how to create an account with Computershare, log in to that account, and take any actions related to your account.

Any *restricted* shares you hold of the Fund will be "view only" and will continue to be held at Computershare until the lock-up period ends.

Any *unrestricted* shares you hold of the Fund will be available and can be moved into a brokerage account of your choosing. Once the Fund is listed, you can hold or trade these shares like any other publicly listed stock.

What is the expected timeline (and what could delay it)?

We are aiming to list **as early as March 2026**, but there is a lot of work required to get there. Delays are still possible and could come from various regulatory and exchange processes, completing required filings and audits, and just general market conditions.

What are the biggest risks I should understand?

Key risks include:

- **Market risk:** VCX's market price may be volatile and can trade BOTH above and below NAV. (In our opinion, there likely will be some periods where it trades at a discount to NAV).
- **Private valuation risk:** private company valuations are highly subjective, can change materially for various reasons and may not move in an orderly manner.
- **Liquidity and sentiment risk:** market demand can rise or fall quickly affecting the price of shares.
- **Concentration risk:** outcomes may be influenced by a smaller number of large holdings.

Will the strategy change once the Fund is listed?

The short answer is no, our goal is to continue pursuing the same core strategy—owning a portfolio of the top high-growth private technology companies, with a concentrated focus on AI—while meeting the additional requirements of operating as a public, exchange-listed vehicle.

We're all in on the Innovation Fund*

As mentioned above, we are considering the potential for some of the other funds managed by Fundrise to invest into the Innovation Fund. The Fundrise Innovation Fund would not exist but for the Fundrise real estate platform and because we believe the Innovation Fund has strong potential return prospects, we feel it is both logical and fair that Fundrise customers who helped build that foundation for success be able to participate in it.

Ultimately, each fund will base its decision on what it deems best for its own investment strategy and overall liquidity management, but to be clear, if one of our other affiliated funds does invest in the Innovation Fund, we would not charge fees to it (so investors would not end up paying fees twice) and we would aim to keep the investment below a certain threshold to ensure that such investment would represent a relatively a small percentage of the Fund's total holdings.

WEBSITE | BLOG | FAQ | LOGIN

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

Dear Innovation Fund Shareholders,

We're excited to inform you that the shareholders of the Fund have overwhelmingly voted in favor of moving forward with the public listing.

We'd like to thank everyone who participated in the vote, which included nearly 75% of outstanding shares — a remarkably high number when compared to traditional public voting processes that often see less than 30% participation from individuals. This impressive level of engagement serves as further evidence of the strong investor community we've worked to build together since day one.

Shareholder vote results

Measure	Result	Percent in Favor*
1. Public Listing Authorization	Approved	80%
2. Management Fee Adjustment	Not Approved	62%
3. Six-Month Lockup Period	Approved	74%

** Rounded to the nearest whole number*

It's worth noting specifically that while the proposed management fee adjustment *did* receive a majority vote in favor, this measure in particular required 2/3rds support and therefore was *not* approved.

Despite our beliefs that such an adjustment was reasonable, ultimately (as has always been the case), we will plan to move ahead with what we feel is in the best interest of investors.

For those who are curious, we've also published an in-depth Shareholder Vote Transparency Report with additional details about the results for each measure.


FUNDRISE
INNOVATION FUND
Investor Day
TUNE IN LIVE ON FEB 26

Innovation Fund Investor Day

We're also excited to announce that we will be hosting our first ever **Fundrise Innovation Fund Investor Day on Thursday, February 26th at 2:00 PM ET.**

This will be an opportunity to hear directly from our leadership team about:

- Our vision for the Innovation Fund, or "VCX"
- What to expect as a shareholder of a publicly traded venture fund
- Our investment strategy and portfolio outlook going forward

This event will be open to all investors via livestream on GetVCX.com and the Fundrise YouTube channel.

Looking ahead

Thank you for your continued trust and support. We're excited to embark on this next chapter together.

If you have questions before Investor Day, please don't hesitate to reach out to our investor relations team at investments@fundrise.com.

Onward,
Ben & the entire Fundrise team

WEBSITE | BLOG | FAQ | LOGIN

Account: https://x.com/fundrise

Feb 25, 2026

#1
Post URL: https://x.com/fundrise/status/2026734967967875205?s=20
Link: https://t.co/Uycfls29gM


Fundrise
@fundrise
Introducing: the public ticker for private tech.SM
Thursday, February 26
2pm ET
Live-streaming here on X or at GetVCX.com.
FUNDRISE
INNOVATION FUND
Investor Day
FEB 26 | 2PM ET
Benjamin Miller
2:04 PM · Feb 25, 2026 · 33 Views
1
1

Feb 26, 2026

Post URL: https://x.com/fundrise/status/2027098511511114200
Link: https://youtu.be/8P_4Dq5yEsY

Fundrise @fundrise

Catch the stream here if X stream is down:



youtube.com
Fundrise Innovation Fund (VCX) | Investor Day 2026
Join Fundrise CEO Ben Miller for VCX's first-ever Investor Day — a live presentation covering the Fundrise Innovatio...

2:08 PM · Feb 26, 2026 · **334** Views

2

Post URL: https://x.com/fundrise/status/2027095495156412614
Link: https://youtu.be/8P_4Dq5yEsY

Fundrise @fundrise

If you have any issues with the X livestream, visit getvcx.com or watch on YouTube here:



youtube.com
Fundrise Innovation Fund (VCX) | Investor Day 2026
Join Fundrise CEO Ben Miller for VCX's first-ever Investor Day — a live presentation covering the Fundrise Innovatio...

1:56 PM · Feb 26, 2026 · **1,299** Views

7 2 14 1

Post URL: https://x.com/fundrise/status/2027101814500323780

Fundrise @fundrise

(That was another way of saying: we are having issues with live-streaming on X.)

2:21 PM · Feb 26, 2026 · **201** Views

2

FUNDRISE

Watch the Investor Day replay now

Yesterday we hosted our first ever **Innovation Fund Investor Day**, and if you missed it, the full recording is available now.


VCX

Co-founder and CEO Ben Miller walked through the full vision for VCX: why we're creating a public venture capital fund, how we built a portfolio anchored by companies like Anthropic, OpenAI, and Databricks, and what the path forward looks like for our 100,000+ investors.

Whether you've been with us since the beginning or recently joined, it's worth the watch.

Watch now

WEBSITE | BLOG | FAQ | LOGIN

Investing in shares of Fundrise Innovation Fund, LLC (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.

Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit GetVCX.com. The Fund's most recent schedule of investments is available at GetVCX.com.

Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.

The Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company that is currently operated as a "tender offer fund" but intends to list on the New York Stock Exchange.

The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete. The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.

The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.

Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

Innovation Fund Investor Day is tomorrow at 2 PM ET

Hi

Just a reminder that our **Innovation Fund Investor Day** is **tomorrow, Thursday, February 26th at 2:00 PM ET.**


FUNDRISE
INNOVATION FUND
Investor Day
TUNE IN LIVE ON FEB 26, 2PM ET

Our leadership team will walk through our vision for VCX, what the path forward looks like as a publicly traded venture fund, and our investment strategy and portfolio outlook. This is a great opportunity to hear directly from the team and get your questions answered.

Tune in:

- GetVCX.com
- On X (@Fundrise)
- Fundrise YouTube channel

No registration needed. We look forward to seeing you there.

Best,

The Fundrise Team

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Investing in shares of Fundrise Innovation Fund, LLC (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.

Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the fund. To obtain fund performance click here. The fund's most recent schedule of investments is available here.

Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.

The Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company that is currently operated as a "tender offer fund" but intends to list on the New York Stock Exchange.

The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete. The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.

The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.

Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.

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The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

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